Exhibit 99.1

SAFE BULKERS, INC.
Apt. D11, Les Acanthes
6, Avenue des Citronniers
MC98000, Monaco

July 27, 2026

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of Safe Bulkers, Inc., which will be held on Thursday, September 10, 2026, at 15:00 local time at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000, Monaco.

The following Notice of 2026 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

This year, we have elected to take advantage of the “Notice and Access” rules of the Securities and Exchange Commission with respect to furnishing our proxy materials and our 2025 Annual Report to stockholders over the Internet. We believe this process provides a convenient and quick way to access your proxy materials and the 2025 Annual Report. Expanded electronic dissemination expedites receipt of your proxy materials and the 2025 Annual Report while allowing us to reduce the environmental impact of, and certain costs associated with, our annual meeting. Many stockholders will receive a Notice of Internet Availability of Proxy Materials (the “Notice”) containing convenient instructions on how to access annual meeting materials via the Internet. If you received the Notice, you will not receive a printed copy of the proxy materials or the 2025 Annual Report, unless you specifically request one. The Notice provides instructions on how to receive paper copies if preferred and how to vote via the Internet, by telephone or by mail.

Your vote is important to us. In order to ensure your representation at the meeting, you may submit your proxy and voting instructions via the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the envelope which accompanied the card. Please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” of the accompanying proxy statement for a description of these voting methods. You can revoke a previously delivered proxy at any time prior to voting, or vote your shares personally if you attend the meeting. Stockholders holding through Euronext Securities Athens should refer to the section of this proxy statement entitled “Voting Via the Internet, By Telephone or By Mail—Holders through Euronext Securities Athens.” We look forward to seeing you.

Sincerely,

Polys Hajioannou
Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2026 ANNUAL MEETING OF STOCKHOLDERS AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO SUBMIT YOUR VOTE AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2026 ANNUAL MEETING OF STOCKHOLDERS.

SAFE BULKERS, INC.
Apt. D11, Les Acanthes
6, Avenue des Citronniers
MC98000, Monaco

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, SEPTEMBER 10, 2026

NOTICE IS HEREBY GIVEN that the 2026 Annual Meeting of Stockholders of Safe Bulkers, Inc., a Marshall Islands corporation, will be held at 15:00 local time, on Thursday, September 10, 2026, at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000, Monaco, for the following purposes:

1.	To elect three Class III directors to hold office until the annual meeting of stockholders in 2029 and until their respective successors have been duly elected and qualified;

2.	To ratify the appointment of our independent auditors; and

3.	To transact such other business as may properly come before the 2026 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of Common Stock at the close of business on July 15, 2026 will be entitled to receive notice of, and to vote at, the 2026 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2026 Annual Meeting of Stockholders. Whether or not you plan to attend the 2026 Annual Meeting in person, please vote as soon as possible via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of the accompanying proxy statement. You may revoke a previously delivered proxy at any time prior to the 2026 Annual Meeting. If you decide to attend the 2026 Annual Meeting and wish to change your proxy vote, you may do so by voting in person at the 2026 Annual Meeting. Stockholders holding through Euronext Securities Athens should refer to the section of this proxy statement entitled “Voting Via the Internet, By Telephone or By Mail—Holders through Euronext Securities Athens.”

Important Notice Regarding the Availability of Proxy Materials

for the Stockholder Meeting to Be Held on Thursday, September 10, 2026

The Company’s Proxy Statement, form of proxy card and 2025 Annual Report are available at: http://sb.agmdocuments.com/ASM2026.html

By Order of the Board of Directors

Dr. Loukas Barmparis
President and Secretary
Monaco
July 27, 2026

SAFE BULKERS, INC.
Apt. D11, Les Acanthes
6, Avenue des Citronniers
MC98000, Monaco

PROXY STATEMENT FOR 2026 Annual Meeting of Stockholders
TO BE HELD ON THURSDAY, SEPTEMBER 10, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The proxy is solicited on behalf of the Board of Directors (the “Board”) of Safe Bulkers, Inc., a Marshall Islands corporation (the “Company”), for use at the 2026 Annual Meeting of Stockholders to be held at 15:00 local time, on Thursday, September 10, 2026, at the Fairmont Hotel, 12 Avenue des Spélugues, Monte Carlo, 98000, Monaco, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of 2026 Annual Meeting of Stockholders. On or about July 27, 2026, the Company will first mail to certain stockholders of record the Notice of Internet Availability of proxy materials containing instructions on how to access this Proxy Statement online, or in the alternative, request a paper copy of the proxy materials and a proxy card, and also will first mail to certain other stockholders this Proxy Statement and proxy card. Stockholders holding through Euronext Securities Athens should refer to the section of this proxy statement entitled “Voting Via the Internet, By Telephone or By Mail—Holders through Euronext Securities Athens.”

VOTING RIGHTS AND OUTSTANDING SHARES

As of July 15, 2026 (the “Record Date”), the Company had outstanding 101,833,473 shares of common stock, par value $0.001 per share (the “Common Stock”). As of the Record Date, Polys Hajioannou, owned 48,381,427 shares of Common Stock, constituting approximately 47.51% of the outstanding shares of Common Stock. Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy delivered by way of proxy card or in accordance with the procedures set forth in the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of this proxy statement will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2026 Annual Meeting of Stockholders. Stockholders holding through Euronext Securities Athens should refer to the section of this proxy statement entitled “Voting Via the Internet, By Telephone or By Mail—Holders through Euronext Securities Athens.”

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The Common Stock is listed on the New York Stock Exchange (the “NYSE”) and the Euronext Securities Athens under the symbol “SB.”

VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL

Registered Holders

If you are a “registered holder” (meaning your shares are registered in your name with our transfer agent, Equiniti Trust Company, LLC), then you may vote either in person at the 2026 Annual Meeting or by proxy. If you decide to vote by proxy, you may vote via the Internet, by telephone or by mail and your shares will be voted at the 2026 Annual Meeting in the manner you direct. For those stockholders who receive a Notice of Internet Availability of Proxy Materials, such notice provides information on how to access your proxy card, which contains instructions on how to vote via the Internet or by telephone or receive a paper proxy card to vote by mail. Telephone and Internet voting facilities for stockholders of record will close at 11:59 p.m. Eastern time on September 9, 2026.

Beneficial Holders

If, like most stockholders, you are a beneficial owner of shares held in “street name” (meaning a broker, trustee, bank, or other nominee holds shares on your behalf), you may vote in person at the 2026 Annual Meeting only if you obtain a legal proxy from the nominee that holds your shares and present it to the inspector of elections with your ballot at the 2026 Annual Meeting. Alternatively, you may provide instructions to the nominee that holds your shares to vote by completing, signing and returning the voting instruction form that the nominee provides to you, or by using the voting arrangements described on the voting instruction form, the Notice of Internet Availability of Proxy Materials or other materials that the nominee provides to you.

Holders through Euronext Securities Athens

If you hold shares through Euronext Securities Athens as of the record date, your shares are beneficially held through, and will be voted through, SIX SIS, as intermediary in the chain of custody to facilitate cross-border fungibility, and Citibank, N.A. New York, as SIX SIS’s custodian. You will be issued a specific control number by Broadridge Financial Solutions, Inc. (“Broadridge”) to facilitate your vote. Your control number can be found in the relevant proxy materials provided to you, such as in the Notice of Internet Availability of Proxy Materials.

To accommodate the time required to process votes through the cross-border chain of custody, telephone and internet facilities for stockholders of record holding through Euronext Securities Athens will close at 11:59 p.m., Eastern Time, on Sunday, August 30, 2026, and any votes submitted by mail must be received by Broadridge no later than 11:59 p.m., Eastern Time, on Sunday, August 30, 2026.

Like any other beneficial holder, you may vote in person at the 2026 Annual Meeting only if you obtain a legal proxy and present it to the inspector of elections with your ballot at the 2026 Annual Meeting. Requests for legal proxies should be made to your custodian (i.e., your bank, broker, trustee or other nominee) and raised by such custodian with Euronext Securities Athens. Any requests for legal proxies must include (i) the quantity of shares to be represented at the meeting, (ii) the full name of the person to attend the meeting, (iii) said individual’s full mailing address information (including country), (iv) said individual’s complete date of birth, and (v) said individual’s passport or other identification card number (along with its country of issuance). Requests should be received by Euronext Securities Athens no later than August 31, 2026 at 13:00, Athens Time.

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For beneficial owners of shares holding through a broker, trustee, bank or other nominee, in case of doubt as to whether your shares were held through Euronext Securities Athens as of the record date, please contact your nominee to confirm how your shares are held.

REVOCABILITY OF PROXIES

A stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office in Monaco at Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000, Monaco, a written notice of revocation or by a duly executed proxy bearing a later date or by attending the 2026 Annual Meeting and voting in person.

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PROPOSAL ONE
ELECTION OF DIRECTORS

The Company currently has eleven directors divided into three classes. As provided in the Company’s First Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Konstantinos Adamopoulos, Kristin H. Holth, and Vasilis Hajioannou, each a Class III Director, for reelection as Class III Directors for terms expiring at the 2029 annual meeting and until their successors have been duly elected and qualified. The Board has determined that Kristin H. Holth is independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Frank Sica has not been nominated to stand for reelection to the Board and will be retiring from the Board following the 2026 Annual Meeting of Stockholders. Following such retirement, the Board will consist of ten directors divided into three classes. Mr. Sica’s retirement is not the result of any disagreement with the Company on any matter related to the Company’s operations, policies or practices. The Company would like to thank Mr. Sica for his many years of service.

Unless a proxy is marked to indicate that such authorization is expressly withheld, the persons named in a submitted proxy card intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in a submitted proxy card will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Directors shall be elected by a plurality of the votes cast at the Meeting.

NOMINEES FOR ELECTION

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Konstantinos Adamopoulos	63	Chief Financial Officer and Director	Class III	2029	2008
Kristin H. Holth(2)	69	Director	Class III	2029	2023
Vasilis Hajioannou	23	Director	Class III	2029	2026

(1)	As of July 27, 2026.
(2)	Member of the audit committee, the ESG committee and of the corporate governance, nominating and compensation committee.

Nominees for Election

The Board has nominated the following individuals to serve as Class III directors for a three-year term expiring at the 2029 annual meeting and until their successors have been duly elected and qualified:

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Konstantinos Adamopoulos

Chief Financial Officer and Class III Director

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2008 and 2016, he was the finance manager of Safety Management Overseas S.A. Prior to joining us, Mr. Adamopoulos was employed at Credit Agricole CIB, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Bayes Business School, City, University of London.

Kristin H. Holth

Class III Director

Kristin H. Holth has been a member of our board of directors since 2023 and serves as a member of our audit committee and our corporate governance, nominating and compensation committee. Ms. Holth previously served as Executive Vice President and Global Head of Ocean Industries for DNB Bank ASA (“DNB”), Norway’s largest financial services group and a global leading financial institution within the maritime sector. Ms. Holth has significant experience in capital markets and funding, and has held numerous management positions within DNB over the years, including serving as Global Head of Shipping, Offshore & Logistics for four years, and General Manager & Head of DNB Americas for six years. Ms. Holth currently serves on several boards, including Noble Corporation (NYSE: NE), HitecVision AS, DOF Group ASA (OSXL) and ECOnnect Energy AS. Ms. Holth holds a Bachelor of Business Administration degree in international finance from BI Norwegian Business School.

Vasilis Hajioannou

Class III Director

Vasilis Hajioannou has been a member of our board of directors since 2026. Mr. Vasilis Hajioannou, with experience in Operations and Chartering departments, combines technical knowledge with operational oversight. Mr. Vasilis Hajioannou holds a bachelor’s degree in marine engineering and a master’s degree in shipping and logistics from Newcastle University, UK. Mr. Vasilis Hajioannou is the son of Polys Hajioannou.

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DIRECTORS CONTINUING IN OFFICE

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Polys Hajioannou(2)	59	Chief Executive Officer, Chairman of the Board and Director	Class I	2027	2008
Ioannis Foteinos	67	Chief Operating Officer and Director	Class I	2027	2009
Ole Wikborg(3)	70	Director	Class I	2027	2008
Jeffrey Bunzel(4)	70	Director	Class I	2027	2026
Loukas Barmparis(5)	63	President, Secretary of the Board, and Director	Class II	2028	2008
Marina Hajioannou	26	Director	Class II	2028	2023
Christos Megalou(6)	66	Director	Class II	2028	2016

(1)	As of July 27, 2026.
(2)	Member of the ESG committee.
(3)	Member of the audit committee, the ESG committee and Chairman and member of the corporate governance, nominating and compensation committee.
(4)	Member of the ESG committee, of the corporate governance, nominating and compensation committee and of the audit committee.
(5)	Chairman and Member of the ESG committee.
(6)	Member of the ESG committee and of the corporate governance, nominating and compensation committee.

The following directors will continue in office:

Class I Directors—Term to Expire in 2027

Polys Hajioannou
Chief Executive Officer, Chairman of the Board and Class I Director

Polys Hajioannou is our Chief Executive Officer and Chairman of the Board of Directors of Safe Bulkers, Inc., since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company. Mr. Hajioannou has served in this capacity since joining its predecessor, Alassia Steamship Co., Ltd., in 1987. Mr. Hajioannou is a founding member and Vice-President of the Cyprus Union of Shipowners. Mr. Hajioannou has been sitting on the Members Committee (MEMCO) of both the UK P&I Club and the Hellenic Mutual War Risks Association since 2013 and 2016 respectively. He is also a board member of the UK Freight Demurrage and Defence Insurance (Europe) Limited (UKDE). On the local level, Mr. Hajioannou is an elected member of the Advisory Committee on Competitiveness and Quality Enhancement of the Cyprus Flag. He is also a founding member and the President of the International Propeller Club of the United States, Port of Limassol. Mr. Hajioannou holds a Bachelor of Science degree in Nautical Studies from Sunderland University.

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Ioannis Foteinos

Class I Director

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has over 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

Ole Wikborg

Class I Director

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. From 2002 to 2016, Mr. Wikborg served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. He retired from his position in Norwegian Hull Club in October 2022. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and served as its Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of lieutenant commander.

Jeffrey Bunzel
Class I Director

Jeffrey Bunzel has been a member of our board of directors since 2026 and serves as a member of our audit committee, our environmental, social and governance committee and our corporate governance, nominating and compensation committee. Mr. Jeffrey Bunzel brings more than 30 years of experience in Investment, Banking and Capital Markets. He has been Managing Director, Head of Equity Capital Markets at Deutsche Bank AG for 14 years. Before, from 1994 to 2012, he had been Managing Director at Credit Suisse. Mr. Bunzel holds a bachelor’s degree from the University of California, Berkeley and a Master of Arts from the Fletcher School of Law and Diplomacy. He is a member of the Council on Foreign Relations.

Class II Directors—Term to Expire in 2028

Dr. Loukas Barmparis
President, Secretary of the Board and Class II Director

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1993 to 1995 and from 1999 to 2005, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis is a founding member and the General Secretary of the board of governors of the International Propeller Club of the United States, Port of Limassol. Dr. Barmparis holds a master of business administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a

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doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Marina Hajioannou

Class II Director

Marina Hajioannou has been a member of our board of directors since 2023 and is working in chartering and operations for Safe Bulkers Inc. Ms. Hajioannou is also an elected member of the Board of Governors of the International Propeller Club of the United States, Port of Limassol. Ms. Hajioannou holds a Bachelor’s Degree in Fine Arts from Chelsea College of Art and Design, University of London and a Certificate in Shipping from Institute of Chartered Shipbrokers, Greek Branch. Ms. Marina Hajioannou is the daughter of Polys Hajioannou.

Christos Megalou
Class II Director

Christos Megalou has been a member of our board of directors since 2016 and serves as a member of our corporate governance, nominating and compensation committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

Independence

The Board has determined that each of Mrs. Kristin H. Holth and Messrs. Bunzel, Wikborg and Megalou are independent within the current meanings of independence employed by the corporate governance rules of the NYSE.

Committees of the Board

Audit committee

Following the 2026 Annual Meeting, the Company’s audit committee will consist of Jeffrey Bunzel, Ole Wikborg, and Kristin H. Holth, with Mr. Bunzel serving as chairman. The Board has determined that Jeffrey Bunzel qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;
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•	assisting the Board in monitoring the integrity of the Company’s financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and the Company’s internal audit function and the Company’s compliance with legal and regulatory requirements;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;

•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

Following the 2026 Annual Meeting, the Company’s corporate governance, nominating and compensation committee will consist of Christos Megalou, Jeffrey Bunzel, Kristin H. Holth and Ole Wikborg, with Mr. Wikborg serving as chairman. The corporate governance, nominating and compensation committee is responsible for:

•	nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the Chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

•	determining or administering the Company’s long-term incentive plans, including any equity-based plans and grants under such plans;
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•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management;

•	reviewing regularly the Board structure, size and composition, taking into account the importance of a diverse composite mix of ethnicities, ages, gender, race, geographic locations, education and professional skills, backgrounds and experience, among other characteristics;

•	maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the Board believes serve the best interest of the Company and its stakeholders; and

•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

Environmental, Social and Governance committee

Following the 2026 Annual Meeting, the Company’s environmental, social and governance committee will consist of Christos Megalou, Jeffrey Bunzel, Kristin H. Holth, Ole Wikborg, Polys Hajioannou and Loukas Barmparis, with Mr. Barmparis serving as chairman. The environmental, social and governance committee is responsible for:

•	supporting the Company’s overall ESG strategic direction, providing the executive management and the Board of Directors with ESG insights on significant trends;

•	reviewing the Company’s ESG performance and ensuring governance oversight by the Board of Directors of the ESG strategy and implementation, consistent with the priorities outlined in the Company’s sustainability report and based on the adopted reporting framework and relevant key performance indicators;

•	reviewing and supporting the ESG guidelines, strategic targets, policies and objectives which have been developed and recommended by the executive management and approved by the Board; and

•	reviewing and recommending to the Board the approval of an annual ESG report.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026.

Deloitte, Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE, CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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ADDITIONAL INFORMATION

Abstentions and broker non-votes will not affect the election of directors. Abstentions will have the effect of a vote “Against” on the other proposals and broker non-votes will not affect the outcome of the vote on other proposals.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Dr. Loukas Barmparis
President and Secretary

Monaco July 27, 2026

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